UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, April 12, 2026

Comisión Nacional de Valores (“CNV”)

Issuer Companies Sub-Management

25 de Mayo 175

City of Buenos Aires

Attn.: Issuers Department

Bolsas y Mercados Argentinos S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

A3 Mercados S.A.

Paraguay 777

Rosario

Ref: Relevant Event

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), to inform you that today the Company has entered into an agreement (the “Agreement”) with Patagonia Assets Limited for the acquisition, directly and indirectly, of one hundred percent (100%) of the share capital of Patagonia Energy S.A. (“PESA”), which holds a hydrocarbon concession over the block known as Aguada del Chivato / Aguada Bocarey, located in the Neuquén Basin.

The Agreement is consistent with the Company’s growth and expansion strategy and represents a significant milestone in the diversification of its business activities. In particular, the acquisition will allow the Company to expand its presence in the energy sector by incorporating assets and capabilities that are expected to strengthen its competitive position and provide new opportunities for sustainable growth over the medium and long term.

In addition, the transaction is expected to contribute to the optimization of the Company’s business structure by diversifying its revenue sources and reducing risks associated with concentration in its traditional activities.

The closing of the transaction is subject to the fulfillment of certain precedent conditions typical for this kind of transactions.

Sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

BUENOS AIRES, 12 de abril 2026

COMISIÓN NACIONAL DE VALORES ("CNV")
Subgerencia de Sociedades Emisoras
25 de Mayo 175
Ciudad A. de Buenos Aires
At. Gerencia de Emisoras
Presente

BOLSAS Y MERCADOS ARGENTINOS S.A. ("BYMA")
Sarmiento 299
Ciudad A. de Buenos Aires
Presente

A 3 MERCADOS S.A.
Paraguay 777,
Rosario
Presente

Ref.: Hecho Relevante

De mi consideración:

Tengo el agrado de dirigirme a Uds. en mi carácter de Responsable Titular de Relaciones con el Mercado de Central Puerto S.A. (la "Sociedad"), a efectos de informar que en el día de la fecha la Sociedad ha llegado a un acuerdo con Patagonia Assets Limited para la transferencia, en forma directa e indirecta, del cien por ciento (100%) del paquete accionario de Patagonia Energy S.A. ("PESA"), quien es titular de una concesión hidrocarburífica sobre el bloque denominado Aguada del Chivato / Aguada Bocarey, los cuales se encuentran ubicados en la cuenca neuquina en adelante, el "Acuerdo" .

Este Acuerdo se enmarca en la estrategia de crecimiento y expansión de la Sociedad, constituyendo un hito relevante en el proceso de diversificación de sus actividades. En particular, esta adquisición permitirá a la Sociedad ampliar su presencia en el sector energético, incorporando activos y capacidades que fortalecen su posicionamiento competitivo y generan nuevas oportunidades de desarrollo sostenible en el mediano y largo plazo.

Asimismo, la transacción contribuirá a optimizar la estructura de negocios de la Sociedad, diversificando sus fuentes de ingresos y mitigando riesgos asociados a la concentración en sus actividades tradicionales.

El cierre de la operación se encuentra sujeto al cumplimiento de determinadas condiciones precedentes habituales para este tipo de transacciones.

Saludo a ustedes atentamente,

Leonardo Marinaro
Responsable de Relaciones con el Mercado
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 13, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact